SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Marinus Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

56854Q101
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56854Q101	13G/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Granite Point Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,368,811
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,368,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 56854Q101	13G/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Granite Point Capital Panacea Global Healthcare Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 722,522
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 722,522
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,522
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 56854Q101	13G/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Granite Point Capital Scorpion Focused Ideas Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 608,667
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 608,667
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,667
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 56854Q101	13G/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Granite Point Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,700,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,700,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 56854Q101	13G/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Granite Point Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,700,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,700,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 56854Q101	13G/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Warren B. Lammert, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,700,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,700,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 56854Q101	13G/A	Page 8 of 11 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Marinus Pharmaceuticals, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive offices are located at 170 N. Radnor Chester Road, Suite 250, Radnor, PA 19087.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:

	(i)	Granite Point Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("Master Fund") with respect to the shares of Common Stock directly held by it;

	(ii)	Granite Point Capital Panacea Global Healthcare Fund, a limited partnership organized under the laws of the State of Delaware ("Panacea Fund") with respect to the shares of Common Stock directly held by it;

	(iii)	Granite Point Capital Scorpion Focused Ideas Fund, a limited partnership organized under the laws of the State of Delaware ("Scorpion Fund", and together with Master Fund and Panacea Fund, the "Granite Funds") with respect to the shares of Common Stock directly held by it;

	(iv)	Granite Point Capital L.L.C., a limited liability corporation organized under the laws of the State of Delaware ("GPC"), as general partner of each of the Granite Funds;

	(v)	Granite Point Capital Management, L.P., a limited partnership organized under the laws of the State of Delaware ("GPCM"), as investment manager to each of the Granite Funds; and

	(vi)	Warren B. Lammert, III ("Mr. Lammert"), as managing member of GPC and as managing member of GPC 1, LLC, the general partner of GPCM.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 109 State Street, 5th Floor, Boston, MA 02109.

CUSIP No. 56854Q101	13G/A	Page 9 of 11 Pages

Item 2(c).	CITIZENSHIP
Master Fund is a Cayman Islands exempted limited partnership. Panacea Fund and Scorpion Fund are limited partnerships organized under the laws of the State of Delaware. GPC is a limited liability corporation organized under the laws of the State of Delaware. GPCM is a limited partnership organized under the laws of the State of Delaware. Mr. Lammert is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $0.001 par value (the "Common Stock").

Item 2(e).	CUSIP NUMBER
56854Q101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please
	specify the type of institution:		Not applicable.

CUSIP No. 56854Q101	13G/A	Page 10 of 11 Pages

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page for each Reporting Person and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon 86,471,122 shares of Common Stock outstanding as reported in the Company's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on December 12, 2019, and the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2019, after giving effect to the completion of the offering and the full exercise of the underwriters' over-allotment option, as described therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 56854Q101	13G/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 27, 2020

GRANITE POINT CAPITAL MASTER FUND, L.P.
By: Granite Point Capital L.L.C., its general partner

/s/ David Bushley
Name: David Bushley
Title: Chief Operating Officer

GRANITE POINT CAPITAL PANACEA GLOBAL HEALTHCARE FUND
By: Granite Point Capital L.L.C., its general partner

/s/ David Bushley
Name: David Bushley
Title: Chief Operating Officer

GRANITE POINT CAPITAL SCORPION FOCUSED IDEAS FUND
By: Granite Point Capital L.L.C., its general partner

/s/ David Bushley
Name: David Bushley
Title: Chief Operating Officer

GRANITE POINT CAPITAL L.L.C.

/s/ David Bushley
Name: David Bushley
Title: Chief Operating Officer

GRANITE POINT CAPITAL MANAGEMENT, L.P.
By: GPC 1, LLC, its general partner

/s/ Warren B. Lammert, III
Name: Warren B. Lammert, III
Title: Managing Member

WARREN B. LAMMERT, III

/s/ Warren B. Lammert, III
Warren B. Lammert, III, individually